EXHIBIT 11



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                 Statement re: Computation of Earnings Per Share

Net income..............................................     $  754,147
Weighted average shares outstanding.....................      1,425,308
Common stock equivalents due to dilutive effect
 on stock options.......................................          9,352
                                                              ---------
Total weighted average common shares and
 equivalents outstanding................................      1,434,660
                                                              =========
Primary earnings per share..............................           $.53
Total weighted average common shares and equivalents
 outstanding for fully diluted computation..............      1,434,660
Fully diluted earnings per shared.......................           $.53